Exhibit (a) (i)

The following message was sent February 17, 2003, by electronic mail from Don Listwin, President and Chief Executive Officer of Openwave Systems Inc. (the “Company”), to all Company employees:

Ladies and Gentlemen,

E-staff and the Board of Directors are pleased to announce the authorization of a voluntary stock option exchange program. The program will launch in mid-March and will allow employees to voluntarily cancel unexercised vested and non-vested stock options previously granted to them in exchange for replacement stock options at a future date. The vesting schedule and vesting commencement date for each replacement stock option will remain the same as the employee’s corresponding cancelled stock option.

Additional program details will be outlined at the March 13th WebEx. During this WebEx, I will also talk about the business and review our overall compensation strategy for 2003 and beyond. Bernard Puckett, our Chairman of the Board, will join me for the WebEx and we’ll both be available to answer your questions.

Look forward to seeing you then,

don

Availability of Actual Offer to Exchange Documents

The actual Offer to Exchange Program will not commence until mid-March 2003. When it begins, you will receive an e-mail notifying you that the “Offer to Exchange” documents are now available on the Company’s intranet site. The documents will describe the program and contain an “Election Form” that employees may use if they choose to participate. You should carefully read these documents when they become available because they will contain important information about the exchange offer. The company will file these materials with the SEC as part of a tender offer statement. You also will be able to obtain these materials and other documents filed by the company with the SEC for free from the SEC’s website at http://www.sec.gov or from the company’s website.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *